[LETTERHEAD OF ORRICK]

February 25, 2011	Brett E. Cooper (415) 773-5918 bcooper@orrick.com

VIA EDGAR

Tom Kluck, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	China Metro-Rural Holdings Limited
Registration Statement on Form F-3
Filed January 24, 2011
File No. 333-171825

Dear Mr. Kluck:

On behalf of China Metro-Rural Holdings Limited (“China Metro”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form F-3 in a letter dated February 14, 2011. For your convenience, our responses are keyed to the comments in the letter.

General

1.	You do not appear to meet General Instruction I.B.1. of the eligibility requirements for Form F-3 because the aggregate market value of the voting and non-voting common equity held by your non-affiliates is not $75 million or more. Please advise us whether you plan to rely on General Instruction I.B.5., or in the alternative, choose an appropriate form for your registration statement.

Response: On January 21, 2011 (the day before the filing date of the Registration Statement on Form F-3), the closing price on the NYSE Amex of the ordinary shares of China Metro was $4.30. China Metro had 23,915,551 ordinary shares held by non-affiliates on that date. The public float was in excess of $75 million ($102,836,869.30).

2.	We note that on page 14 of your registration statement on Form F-3, you did not properly incorporate future filings prior to the effective date of your registration statement. See

Tom Kluck, Legal Branch Chief

February 25, 2011

Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any reports that are filed after your initial registration statement and prior to effectiveness.

Response: China Metro acknowledges the Staff’s comment and notes that it has not made any filings since the date of the Form F-3 filing. Further, China Metro does not expect to make any other filings before the effectiveness of the Form F-3. If these facts change, then China Metro will make the revised the disclosure by including the appropriate reference to reports filed after the filing date and prior to effectiveness in an amendment to the Form F-3.

Please contact the undersigned at (415) 773-5918 or Scott Porter at (415) 773-5443 with any questions concerning the foregoing.

Very truly yours,

/s/ Brett E. Cooper

Brett E. Cooper

cc:	Alex Lung, China Metro-Rural Holdings Limited
Scott M. Porter, Esq.
Amanda Galton, Esq.

Annex A

February 25, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	China Metro-Rural Holdings Limited
Registration Statement on Form F-3
Filed January 24, 2011
File No. 333-171825

Ladies and Gentlemen:

On behalf of China Metro-Rural Holdings Limited (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form F-3 (the “Filing”) in a letter dated February 14, 2011. The undersigned hereby acknowledges:

•	that the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA METRO-RURAL HOLDINGS LIMITED

By:	/s/ Alex Lung
Alex Lung Deputy Chief Financial Officer